Exhibit 99.2
     The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 4.90% Global Debentures Series FH due December 6, 2016.

Filing Fee		$43,000
Printing Fees		15,000
Listing Fee		8,000
Miscellaneous		89,000
Total	US$	155,000